November 26, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	First Majestic Silver Corp.

Registration Statement on Form F-4

Filed October 15, 2024, as amended on November 18, 2024

File No. 333-282627

Reference is made to the letter dated November 25, 2024, pursuant to which First Majestic Silver Corp. (the “Company”) requested that the effective date of the above-referenced Registration Statement be accelerated to November 26, 2024 at 5:00 p.m. (Eastern) (the “Acceleration Request”).

The Company hereby withdraws the Acceleration Request, and respectfully requests that such Registration Statement not become effective at the date and time set forth in the Acceleration Request.

If you have any questions concerning the foregoing, please do not hesitate to contact our counsel, Daniel M. Miller of Dorsey & Whitney LLP, at (604) 630-5199 with any questions or comments regarding this letter.

FIRST MAJESTIC SILVER CORP.

By:	/s/ David Soares
Name:	David Soares
Title:	Chief Financial Officer

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com